UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

2nd Floor, 3 Orchard Place

London, SW1H 0BF United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On March 2, 2026, Nicola Barbiero resigned from the Board of Directors (the “Board”) of Arqit Quantum Inc. (the “Company”) and all committees thereof. Mr. Barbiero intends to pursue other commitments and his resignation from the Board is not the result of any disagreement with the Company or the Board.

Nick Pointon has advised the Company that he intends to resign from the position of Chief Financial Officer in May. The Company has identified a successor, Rob Russell, who has begun working with the Company on a part-time basis for a transition period until he assumes the position of Chief Financial Officer in May. Rob began his career in the finance department at UBS Investment Bank, where he qualified as a Chartered Management Accountant. Throughout his career, he has held a variety of senior finance roles across private equity and venture capital–backed scale-up environments. Most recently, Rob served as CFOO of Virtualstock, a Notion Capital–backed UK enterprise SaaS provider offering dropship and marketplace range-extension solutions to major retailers in the UK and internationally. In September 2025, he played a pivotal role in securing Virtualstock’s successful exit to Logicbroker, a U.S. private-equity-backed competitor.

The Company thanks Mr. Barbiero and Mr. Pointon for their service.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Andrew Leaver
Name:	Andrew Leaver
Title:	Chief Executive Officer

Date: March 4, 2026